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Exhibit (a)(1)(g)

FORMS OF CONFIRMATIONS

Confirmation E-mail to Employees who Elect to Participate in the Offer to Amend the Exercise Price of Certain Options

        Aon Corporation has received your election form dated                        , 2007, by which you elected to have all of your eligible options amended, subject to the terms and conditions of the offer.

        To validly withdraw your election with respect to all of your eligible options, you must properly complete and sign the accompanying withdrawal form; and scan the properly completed withdraw and e-mail as a .pdf file to exec_compensation@aon.com or send the properly completed withdrawal form to Aon by facsimile to 610-834-3390.

        If you have questions concerning the submission of your form, you should direct them to:

Aon Tender Offer Call Center
1-888-295-1814

        The hours of operation of the Aon Tender Offer Call Center are: 8:00 a.m. to 5:00 p.m. Chicago Time.

        Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, Aon will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when Aon gives written notice to the option holders generally of its acceptance of such options, which notice may be made by e-mail or other method of communication. Aon's formal acceptance is expected to take place shortly after the end of the offer period.

Confirmation E-mail to Employees who Withdraw their Election to Participate in the Offer to Amend the Exercise Price of Certain Options

        Aon Corporation has received your withdrawal form dated                        , 2007, by which you rejected Aon's offer to amend the Eligible Portion of all of your Eligible Options.

        If you change your mind, you may once again elect to accept the offer with respect to all of your eligible options by way of the e-mail message containing your election form, which you can complete, electronically sign and submit electronically through Lotus Notes. If you wish to participate in this offer, you must submit a properly completed and electronically signed election form through Lotus Notes prior to 11:59 p.m., Chicago Time, on September 17, 2007. Only election forms that are properly completed and submitted to us in this manner by the expiration date will be accepted. Election forms that are submitted after the expiration date will not be accepted. Aon intends to confirm the receipt of your election form and/or any withdrawal form by an e-mail message to you within two business days. If you have not received an e-mail confirmation, you should confirm that we have received your election form and/or any withdrawal form. Election forms submitted by any means other than those described above are not permitted without the prior consent of Jeremy Farmer, Senior Vice President and Head of Human Resources.

        If you have questions concerning the submission of your form, you should direct them to:

Aon Tender Offer Call Center
1-888-295-1814

        The hours of operation of the Aon Tender Offer Call Center are: 8:00 a.m. to 5:00 p.m. Chicago Time.

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FORMS OF CONFIRMATIONS